Exhibit 99.3

NICE Introduces New Real-time PCI Solution for Payment Card Industry Compliance

Solution driven by real-time desktop analytics provides off-the-shelf capabilities to automatically pause/resume multi-media customer interaction recordings for ensuring compliance with the latest data security standards

Ra’anana, Israel, January 12, 2011 - NICE Systems Ltd. (NASDAQ: NICE), the worldwide leader of intent-based solutions that extract insight to impact business performance, reduce financial risk and ensure safety and security, today announced new capabilities with NICE SmartCenter’s Interaction Recording, that help contact centers ensure compliance with the recently updated requirement of the Payment Card Industry Data Security Standards (PCI-DSS) Council.

The PCI Data Security Standard (DSS) applies to all organizations that hold, process, or exchange credit and debit cardholder information. Non-compliant companies risk losing their ability to process credit card payments and being audited and/or fined. The updated requirement bans the audio recording and storage of sensitive cards validation codes and encourages contact centers to implement solutions that prevent the storage of this data.

The new solution from NICE helps organizations meet this mandate by leveraging the company’s real-time desktop analytics for automatically pausing and resuming audio and screen recordings containing sensitive information. The result is a recorded interaction that doesn’t contain the sensitive information as defined by the PCI DSS, such as the 3 or 4-digit card verification number. Furthermore, the solution enables the multiple stored recordings to be played back seamlessly and in accordance with the original call flow. It is available off-the-shelf with out-of-the-box capabilities that require no customization efforts, ensuring reliable and seamless compliance with complex regulatory requirements.

Aphrodite Brinsmead, analyst at Ovum said, “PCI requirements obligate organizations that handle credit card information to change the way they record and store data. In order to remove sensitive data from call recordings, enterprises need a system that automatically stops recording when card numbers are spoken over the telephone. Integration of desktop analytics and call recording, as offered by NICE, will help these organizations to meet regulations by expediting the process of removing cardholder information. They will be able to record and listen to interactions knowing that protected information has been removed.”

Steve Palmer, Senior Manager of NICE Platform Planning, at Convergys Corporation, a global leading contact center and customer relations outsourcer, said, “For over five years NICE solutions have enabled us to elevate customer experience, cultivate customer loyalty, and achieve compliance. Last year we added data encryption capabilities from NICE. These capabilities are a market differentiator and go a long way to assuring the protection of sensitive customer information. And now, with the newly updated PCI DSS, PCI compliance has become even more complex. NICE has been a great partner in working through these sorts of challenges.”

“We are happy to extend the benefits of our real-time capabilities to the payment card industry,” said Udi Ziv, President, NICE Enterprise Group. “NICE has over 20 years of experience with compliance recording, and specific domain expertise with PCI DSS requirements through many deployments worldwide. We are already providing a set of solutions for facilitating PCI DSS compliance, including strong access control tools, multi-tiered security design, and end-to-end voice and screen media encryption. Now, with the addition of these latest capabilities we continue to be at the forefront of enabling compliance with the industry’s latest requirements.”

The PCI Security Standards Council is an open global forum for the ongoing development, enhancement, storage, dissemination and implementation of security standards for account data protection. The PCI Security Standards Council’s mission is to enhance payment account data security by driving education and awareness of the PCI Security Standards. The organization was founded by American Express, Discover Financial Services, JCB International, MasterCard Worldwide, and Visa Inc.

The NICE Enterprise offering addresses the needs of customer-centric businesses with intent-based solutions that optimize Customer Dynamics. Driven by real-time, cross-channel analytics, NICE provides solutions for increasing revenue, enhancing customer experience, improving regulatory compliance, and optimizing contact center and back office operations. NICE Enterprise solutions are implemented by contact centers of all sizes, branches, trading floors and back offices.

About NICE Systems
NICE Systems (NASDAQ: NICE), is the worldwide leader of intent-based solutions that capture and analyze interactions and transactions, realize intent, and extract and leverage insights to deliver impact in real time. Driven by cross-channel and multi-sensor analytics, NICE solutions enable organizations to improve business performance, increase operational efficiency, prevent financial crime, ensure compliance, and enhance safety and security. NICE serves over 25,000 organizations in the enterprise and security sectors, representing a variety of sizes and industries in more than 150 countries, and including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media
Galit Belkind	NICE Systems galit.belkind@nice.com	+1 877 775-3896
Investors
Anat Earon-Heilborn	NICE Systems ir@nice.com	+1 877 245 7449

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems.  All other marks are trademarks of their respective owners.  For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Ziv, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F.   The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.